[redacted]

08028132

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response	. . . 12.00

SEC FILE NUMBER
8-15656

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 BROADWAY STE 1630
(No. and Street)

NEW YORK	NEW YORK	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. SCHUMACHER — 212-952-7500 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VASSALLO, VINCENT R. CPA
(Name — *if individual, state last, first, middle name*)

16 PORTER PLACE	SEA CLIFF	NEW YORK	11579
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 03 2008
Washington, DC
101

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, MICHAEL J. SCHUMACHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

IRINA STANKEVITCH
Notary Public, State of New York
No. 01ST6165696
Qualified in KINGS County
Commission Expires 5/14/2011

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2007

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED

DECEMBER 31, 2007

INDEX

FINANCIAL STATEMENTS:

VINCENT R. VASSALLO
CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL.: (516) 759-1994 FAX: (516) 759-7109

INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors
Strasbourger Pearson Tulcin Wolff Incorporated

We have audited the accompanying statements of financial condition of Strasbourger Pearson Tulcin Wolff Incorporated, as at December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-d under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strasbourger Pearson Tulcin Wolff Incorporated, as at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of computation of net capital are presented for purposes of additional analysis and are not a required part of the basic financial statements, but supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vincent R. Vassallo

Sea Cliff, New York
February 25, 2008

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2007	December 31, 2006
Current assets:		
Cash	$ 2,667	$ 17,483
Due from broker	107,961	269,286
Other securities	167,428	-
Other receivables	1,813	-
Due from stockholder	292,000	290,000
Prepaid expenses	2,948	29,139
Total current assets	574,817	605,908
Property and equipment net of accumulated depreciation of $354	6,730	-
Other assets:		
Security deposit and other assets	9,438	9,438
	$590,985	$615,346

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Current liabilities:		
Bank line of credit	$ 46,229	$ 39,798
Due to branch office	-	34,172
Accounts payable, accrued expenses And other current liabilities	85,767	97,475
Total current liabilities	131,996	171,445
Subordinated loans	150,000	150,000
Commitment and contingencies	-	-
Stockholder's equity:		
Common stock – Class A, voting $1 par value, Authorized 1,000 shares, issued 400 shares, Outstanding 255-3/4 shares (not including 144-1/4 shares in treasury stock)	400	400
Capital contributed in excess of par value	584,546	584,546
Retained earnings	116,843	101,755
Treasury stock – at cost (144-1/4 shares)	(392,800)	(392,800)
Total stockholder's equity	308,989	293,901
	$590,985	$615,346

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF OPERATIONS

	For the years Ended December 31, 2007	2006
Income:		
Commissions	$1,157,902	$2,235,252
Floor lease	-	9,167
Other revenue	212,371	146,761
Interest and dividends	18,142	33,300
	1,388,415	2,424,480
Less: Clearing commissions paid	57,869	73,358
Total income	1,330,546	2,351,122
Expenses:		
Salaries:		
Officer	14,872	14,458
Office	119,492	164,961
Commissions	777,357	1,650,509
Interest	5,146	18,190
Payroll taxes	14,215	46,344
Employee welfare	35,511	64,005
Membership dues and fees	41,799	42,486
Rent	88,131	78,288
Professional fees	120,057	107,689
Legal settlements	36,058	-
Communications	22,477	21,650
Insurance	8,566	5,666
Office	20,588	29,236
Promotion	-	116,282
Automobile	8,724	22,019
Dues, subscriptions and research	355	(15,681)
Depreciation	354	-
Total expenses	1,313,702	2,366,102
Income (loss) before provision for income taxes	16,844	(14,980)
Provision for (benefit from) income taxes	1,756	(1,332)
Net income (loss)	$ 15,088	($ 13,648)

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Capital Contributed in Excess of Par Value	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance at January 1, 2006	$400	$584,546	$115,403	($392,800)	$307,549
Net loss for 2006	-	-	(13,648)	-	(13,648)
Balance at December 31, 2006	400	584,546	101,755	(392,800)	293,901
Net income for 2007	-	-	15,088	-	15,088
Balance at December 31, 2007	$400	$584,546	$116,843	($392,800)	$308,989

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENTS OF CASH FLOWS

	For the years Ended December 31, 2007	2006
Cash flows from operating activities:		
Net income (loss)	$ 15,088	($13,648)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	354	-
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Due from broker	161,325	67,703
Other securities	(167,428)	-
Commissions and fees receivable	-	30,184
Membership at cost	-	290,015
Other receivables	(1,813)	-
Prepaid expenses	26,191	(28,509)
Due to branch office	(34,172)	17,332
Due to floor broker	-	(16,558)
Accounts payable, accrued expenses and other current liabilities	(11,708)	(17,670)
Total adjustments	(27,251)	342,497
Net cash provided by (used in) operating activities	(12,163)	328,849
Cash flows provided by (used in) investing activities:		
Purchase of fixed assets	(7,084)	-
Bank line of credit	6,431	(9,460)
Due to stockholder	-	(12,000)
Due from stockholder	(2,000)	(290,000)
Net cash used in investing activities	(2,653)	(311,460)
Net increase (decrease) in cash	(14,816)	17,389
Cash at beginning of year	17,483	94
Cash at end of year	$ 2,667	$17,483
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest	$ 5,146	$ 18,190
Income taxes	$ -	$ 550

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
NOTE TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES.

The financial statements of Strasbourger Pearson Tulcin Wolff Incorporated (the "Company") are prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting and reporting policies used in preparing the Company's financial statements.

(a) Organization:

The Company was incorporated in the State of New York on February 11, 1970. Its principal business activity is that of a broker-dealer of publicly traded securities. The Company's activities are regulated by various government agencies, including the Securities and Exchange Commission and the New York Stock Exchange.

(b) Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(c) Cash:

The Company places its cash with a high credit quality financial institution. At times, such investments may be in excess of the FDIC insurance limit.

(d) Property and Equipment

Furniture, fixtures and equipment are depreciated using accelerated methods over estimated useful lives of 5 to 7 years. Expenditures for maintenance, repairs and minor renewals are charged to operations. Upon retirement or other disposition of properties, the carrying value and related accumulated depreciation are removed from the accounts.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(e) Commissions:

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

(f) Income Taxes:

The Company, with the consent of its stockholder, has elected to be treated as an "S" Corporation for federal and New York State income tax purposes. Accordingly, no provision has been made for federal and New York State income taxes. The provisions for taxes represent the New York State tax on "S" Corporations and the New York City Corporate income tax.

NOTE 2 - PROPERTY AND EQUIPMENT.

Property and equipment, at cost, consist of the following:

	December 31,	
	2007	2006 -
Furniture and fixtures	$26,253	$26,253
Leasehold improvements	5,000	5,000
Computer equipment	9,359	2,275
	40,612	33,528
Less: Accumulated depreciation	33,882	33,528
	$ 6,730	$ 0

NOTE 3 - NET CAPITAL REQUIREMENTS.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $144,524, which was $94,524 in excess of its required minimum capital of $50,000. The Company's net capital ratio at December 31, 2007 was .91 to 1.

NOTE 4 - COMMITMENT.

The Company signed a one year lease which commenced May 1, 2007 and expires April 30, 2008 at an annual rent of $74,346 payable at $6,196 per month..

NOTE 5 - CONCENTRATION OF CREDIT RISK AND OTHER MATTERS.

The Company clears its introduced transactions through another broker-dealer, which is highly capitalized, and a member of the major securities exchanges. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE 6 - LITIGATION.

The Company is from time to time involved in litigation incidental to the conduct of its business. The Company is currently involved in three arbitrations for which a possible liability can not be determined at this time. The Company and legal council are of the opinion that the law suits have no merit and will be defended vigorously. There is also an investigation by the NYSE open and from which may arise disciplinary action by the Exchange against the Company including, without limitation, a fine. Management of the Company intends to defend the action vigorously and believes the outcome of this claim will not have a material impact on the operations of the Company.

NOTE 7 - SUBORDINATED LOANS

It is expected that sometime during the later part of 2008, $100,000 of the $150,000 of subordinated loans will be called. At that time the Company's net capital will be reduced by $100,000 unless the loans are replaced.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
SCHEDULES OF COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1

	December 31, 2007	December 31, 2006
Stockholder's equity at December 31,	$308,989	$293,901
Less: Undue concentration	3,349	3,209
Non-allowable assets	311,116	328,577
	(5,476)	(37,885)
Subordinated loan	150,000	150,000
Net capital	144,524	112,115
Less: Minimum capital required	50,000	50,000
Excess net capital	$ 94,524	$ 62,115
Aggregate indebtedness	$131,996	$171,445
Percentage of aggregate indebtedness of net capital	91.3%	152.9%

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
RECONCILIATION OF COMPUTATION OF NET CAPITAL
DECEMBER 31, 2007

Description	Per Audited Report	Per Unaudited Report	Increase (Decrease) Net Capital	Explanation
Total ownership equity	$308,989	$307,176	$ 1,813	Year-end adjustments
Subordinated loans	150,000	150,000	-	
Less undue concentration	(3,349)	(3,349)	-	
Less non-allowable assets	(311,116)	(314,277)	3,161	Year-end adjustments
Net capital	$144,524	$139,550	$ 4,974	

See accompanying notes to financial statements.

STRASBOURGER PEARSON TULCIN WOLFF INCORPORATED
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
DECEMBER 31, 2007

Balance at January 1, 2007	$150,000
No activity during year	0
Balance at December 31, 2007	$150,000

See accompanying notes to financial statements.

VINCENT R. VASSALLO
CERTIFIED PUBLIC ACCOUNTANT

16 PORTER PLACE
SEA CLIFF, NEW YORK 11579
TEL.: (516) 759-1994 FAX: (516) 759-7109

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Strasbourger Pearson Tulcin Wolff Incorporated

In planning and performing our audit of the financial statements and supplementary schedules of Strasbourger Pearson Tulcin Wolff Incorporated., for the year ended December 31, 2007, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5 (g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, count, verifications, and comparisons

2. Recordation of difference required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Vincent R. Varsallo

Sea Cliff, NY
February 25, 2008

KozloffStoudt
Attorneys

February 21, 2008

Board of Directors
Mid Atlantic Capital Corp.
1251 Waterfront Place
Suite 510
Pittsburgh, PA 15222

RE: Consolidated Computations of Net Capital and Aggregate Indebtedness for LPA Insurance Agency, Inc.

Ladies and Gentlemen:

We have heretofore acted as special counsel for Mid Atlantic Capital Corp., a Pennsylvania corporation and registered broker-dealer (the "Company"), in connection with the acquisition by the Company (the "Acquisition") of all of the outstanding capital stock of LPA Insurance Agency, Inc., a California corporation and licensed insurance agency ("LPA"). Upon consummation of the Acquisition, LPA became a wholly-owned subsidiary of the Company.

Subsequent to the Acquisition, for financial accounting purposes, the Company consolidates the assets and liabilities of LPA with its own assets and liabilities in a single computation. In connection with consolidating LPA's assets with its own assets for financial accounting purposes, the Company has reduced its consolidated net worth by the amount of taxes the Company has anticipated would be incurred upon a distribution of LPA's assets in liquidation and dissolution of LPA. Also, to the extent that any of LPA's liabilities would be subordinated to the claims of present or future creditors pursuant to a subordination agreement between the Company and LPA, the Company would not add such liabilities to the Company's consolidated net worth unless such subordination extended to the claims of present or future creditors of the Company. To the extent that any such subordinated liabilities existed at any time, those liabilities would not be prepaid, repaid or accelerated if such prepayment, repayment or acceleration would otherwise cause the Company and LPA to be unable to comply with the provisions of 17 CFR §240.15c3–1d (relating to satisfactory subordination agreements).

The Company does not guarantee, endorse or assume, directly or indirectly, any liabilities or obligations of LPA.

Because the Company is a registered broker-dealer, the Company is subject to and governed by the rules and regulations of, among other regulatory authorities, the National Association of Securities Dealers ("NASD") and the Securities Exchange Commission ("SEC"). Among other requirements, the Company is required to compute its net capital and aggregate indebtedness in accordance with the provisions of 17 CFR §240.15c3-1. The Company is in compliance with the NASD's net capital requirements.

Kozloff Stoudt, Professional Corporation

2640 Westview Drive | P.O. Box 6286 | Wyomissing, PA 19610 | Tel 610.670.2552 | Fax 610.670.2591 | Web kozloffstoudt.com

This opinion is being delivered in accordance with the provisions of 17 CFR §240.15c3-1(c)(b)(2) because the Company consolidates LPA's assets and liabilities with its assets and liabilities for financial accounting purposes even though the liabilities and obligations of LPA are not guaranteed, endorsed or assumed, directly or indirectly, by the Company.

For purposes of rendering the opinions set forth below, we have been furnished with and have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Articles of Incorporation of the Company, together with all amendments thereto; (ii) the Articles of Incorporation of LPA, together with all amendments thereto; (iii) the Bylaws of the Company, as amended, (iv) the Bylaws of LPA, as amended; (v) the minute books of the Company, including certain resolutions of the Board of Directors of the Company; (vi) the minute books of LPA, including certain resolutions of the Board of Directors of LPA; (vii) the stock ledger and stock transfer records of LPA; (viii) the consolidated financial statements of the Company for the fiscal years ended December 31, 2005, December 31, 2006 and December 31, 2007; and (ix) such other documents, records, agreements and/or other instruments of the Company and LPA as we have deemed necessary and relevant for purposes hereof. In addition, we have made such investigations of law and fact as we have deemed appropriate as a basis for the opinions expressed below.

In addition, we have relied with your permission on certificates and statements of public officials, officers and employees of, and accountants for, the Company and LPA as to certain matters of fact relating to the opinions set forth below and have made such investigations of law as we have deemed necessary and appropriate as a basis hereof. For purposes of these opinions, we have also assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents, records, agreements and/or instruments submitted to us as originals, the conformity to original documents, records, agreements and/or instruments of all documents, records, agreements and/or instruments submitted to us as copies, and the truthfulness of all statements of fact contained therein.

We note that LPA is a California business corporation and an insurance agency licensed under the provisions of California law. As you are aware, we are attorneys admitted to practice only before the courts of the United States and the Commonwealth of Pennsylvania. Accordingly, we express no opinion with respect to matters governed by the laws of any other jurisdiction. Consequently, in rendering the following opinions, we are expressing no opinions as to laws other than the internal laws of United States and the Commonwealth of Pennsylvania.

Based upon and subject to the foregoing and the qualifications, limitations or restrictions hereinafter set forth, and having due regard for such legal considerations as we deem relevant, we are of the opinion that the Company may cause LPA's net assets to be distributed to it at any time, including within 30 calendar days. This opinion is based on the following:

1. LPA is wholly-owned and controlled by the Company.

2. The Company, as the sole shareholder of LPA, has the authority to elect and/or remove the entire board of directors of LPA. Therefore, the Company has control over the LPA's board of directors.

3. Because the Company is the sole shareholder of LPA, the Company may elect to voluntarily wind up and dissolve LPA at any time. Upon commencement of voluntary proceedings for the winding up of LPA, LPA's board of directors would be charged with the responsibility and authority of winding up and settling LPA's affairs, including paying or providing for the payment of LPA's known debts and liabilities, together with the payment or the provision for the payment of all required income and franchise taxes. The board of directors would also be responsible for distributing LPA's remaining assets to the Company, as the sole shareholder of LPA. Because the Company controls LPA's board of directors, the Company has the ability to control the timing and distribution of LPA's assets in liquidation.

If LPA's board of directors distributes assets in excess of LPA's liabilities to the Company, then the Company would be responsible and liable to LPA's customers, general creditors, employees, litigants and governmental or regulatory authorities, including the Franchise Tax Board of the State of California, in an amount up to and including the amount distributed to the Company in liquidation and dissolution. When LPA has been completely wound up, LPA's board of directors is required to file a certificate of dissolution with the Secretary of State of the State of California, and, upon filing of the certificate of dissolution, the corporate powers, rights and privileges of LPA would cease.

The opinion in this letter is limited to the matters set forth herein; no Opinion may be inferred or implied beyond the matters expressly stated in this letter; and the opinion must be read in conjunction with the assumptions, limitations, exceptions and qualifications set forth in this letter. We assume no obligation to update this opinion to advise you of any changes in facts or laws subsequent to the date hereof. This opinion letter may not be referred to, or described, furnished or quoted to, any other person, firm or entity, without in each instance our prior written consent.

Very truly yours,

KOZLOFF STOUDT

Kozloff Stoudt

AG1702

END